Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Ayr Wellness Inc. (“AYR” or the “Company”)

2601 South Bayshore Drive, Suite 900

Miami, FL 33133

United States of America

Item 2.	Date of Material Change

November 17, 2025

Item 3.	News Release

A news release disclosing the material changes described in this report was issued by the Company on November 17, 2025 through a widely disseminated news service. The news release was subsequently filed on SEDAR+ and posted to the Company’s website.

Item 4.	Summary of Material Change

On November 17, 2025, the Company announced: (i) the appointment of Mr. Blake Holzgrafe as Interim Chief Executive Officer of AYR’s corporate parent; (ii) the execution of a master purchase agreement contemplated by the Company’s previously disclosed restructuring support agreement dated July 30, 2025, providing for the transfer of certain assets and equity interests of specified subsidiaries, and the assumption of specified liabilities, to a newly formed acquisition vehicle formed in connection with AYR’s senior noteholders’ credit bid following the auction held on November 10, 2025 in accordance with Article 9 of the Uniform Commercial Code (the master purchase agreement remains subject to regulatory approvals and other customary closing conditions); and (iii) the initiation of proceedings under the Companies’ Creditors Arrangement Act (Canada) in the Supreme Court of British Columbia to facilitate an orderly, court-supervised wind-down of the existing AYR corporate parent and the implementation of the Restructuring Support Agreement.

Item 5.	Full Description of Material Change

5.1	Full Description of Material Change

On November 14, 2025, the Company executed a master purchase agreement (the “Master Purchase Agreement”) contemplated by the Company’s previously disclosed restructuring support agreement dated July 30, 2025 (the “RSA”). Pursuant to the Master Purchase Agreement, certain assets and equity interests of specified U.S. subsidiaries are to be transferred to a newly-formed acquisition vehicle (“NewCo”) formed in connection with AYR’s senior noteholders’ credit bid, in each case subject to the receipt of necessary regulatory approvals and other customary closing conditions.

On November 17, 2025, the Board of Directors of the Company appointed Mr. Blake Holzgrafe as Interim Chief Executive Officer of AYR’s corporate parent to oversee and finalize the orderly wind-down of the parent entity in connection with AYR’s ongoing restructuring. Mr. Scott Davido will remain an authorized officer of AYR’s operating subsidiaries and is expected to serve as Interim Chief Executive Officer of NewCo.

Also on November 17, 2025, the Company initiated proceedings under the Companies’ Creditors Arrangement Act (Canada) (“CCAA”) in the Supreme Court of British Columbia (the “Court”). The CCAA proceedings are intended to facilitate an orderly, court-supervised wind-down of the corporate parent. In connection with the initial relief sought, the Company requested the appointment of a licensed insolvency trustee to act as monitor, along with related customary relief to stabilize operations during the process. The Court appointed KSV Restructuring Inc. as monitor.

The foregoing developments represent material steps in the Company’s ongoing restructuring process, including the implementation of the RSA, the wind-down of the existing corporate parent, and the continuity of operations at AYR’s operating subsidiaries, subject to applicable approvals.

5.2	Disclosure for Restructuring Transactions

The restructuring is being implemented, in relevant part, pursuant to the RSA, the Master Purchase Agreement and the CCAA proceedings, as applicable. The counterparties to the Master Purchase Agreement include AYR and NewCo, an acquisition vehicle formed in connection with AYR’s senior noteholders’ credit bid. The transactions contemplated involve the transfer of certain assets and equity interests of specified subsidiaries in the U.S. to NewCo, subject to receipt of regulatory approvals and other customary closing conditions. The CCAA proceedings are intended to, among other things, oversee an orderly wind-down of the AYR corporate parent and facilitate the implementation of the RSA. Further details, including the definitive terms and any effects on securityholders, will be provided as available in subsequent court and regulatory filings and in accordance with applicable securities laws.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

The following senior officer of the Company is knowledgeable about the material change and the Material Change Report, and may be contacted as follows:

Blake Holzgrafe – Interim Chief Executive Officer

Telephone: (312) 252-9524

Item 9.	Date of Report

This Material Change Report is dated November 26, 2025.

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